September 9, 2019

Jesse Lynn
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153

       Re: Icahn Enterprises L.P.
           Registration Statement on Form S-4
           Filed August 30, 2019
           File No. 333-233536

Dear Mr. Lynn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at (202) 551-3328 with any questions.



                                                            Sincerely,

                                                            Division of
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                                                            Office of
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